Exhibit 99.4

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class 123 Holder Account Number
C1234567890 XXX

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Form of Proxy - Annual and Special Meeting to be held on Wednesday, May 9, 2018.
This Form of Proxy is solicited by and on behalf of Management of Bellatrix Exploration Ltd. Notes to proxy
1.

Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.	Fold

Proxies submitted must be received by 3:00pm, Calgary Time, on Monday, May 7, 2018.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER    123456789012345

01EHUA	CPUQC01.E.INT/000001/i1234

Appointment of Proxyholder
I/We being shareholder(s) of BELLATRIX EXPLORATION LTD. (the “Corporation”) hereby appoint: Brent A. Eshleman, President and Chief Executive Officer of the Corporation, or failing him, W.C. (Mickey) Dunn, Chairman of the Board of Directors of the Corporation.	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the undersigned in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of BELLATRIX EXPLORATION LTD. to be held at the Mayfair Room, The Westin Hotel, 320 – 4th Avenue SW Calgary, Alberta on Wednesday, May 9, 2018 at 3:00 PM (Calgary Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against
1. Fix the Number of Directors Fix the number of directors to be elected at the Meeting at ten members.							☐	☐

2. Election of Directors									- - - - Fold
	For	Withhold		For	Withhold		For	Withhold

01. Brent A. Eshleman	☐	☐	02. Murray L. Cobbe	☐	☐	03. John H. Cuthbertson	☐	☐
04. W.C. (Mickey) Dunn	☐	☐	05. Lynn Kis	☐	☐	06. Thomas E. MacInnis	☐	☐

07. Keith E. Macdonald	☐	☐	08. Steven J. Pully	☐	☐	09. Murray B. Todd	☐	☐

10. Keith S. Turnbull	☐	☐
							For	Withhold
3. Appointment of Auditors The appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration as such.							☐	☐
							For	Against

4. Approval of Unallocated Share Options

To consider and, if deemed advisable, approve and authorize all unallocated options issuable pursuant to the option plan of the Corporation, all as more particularly described in the accompanying management information circular of the Corporation dated March 26, 2018 (the “Information Circular”).

							☐	☐
							For	Against

5. Shareholder Advisory Vote on Executive Compensation

To consider and vote on a non-binding advisory resolution on the Corporation’s approach to executive compensation, all as more particularly described in the Information Circular.

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To consider other items of business that may be properly brought before the Meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the Information Circular under “Other Matters”.

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.